UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-1)

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

PRIVATE BUSINESS, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

74267D203

(CUSIP Number)

The Lightyear Fund, L.P.

375 Park Avenue, 11th Floor

New York, New York 10152

(212) 328-0555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74267D203	Page 2 of 6

Introduction

This Amendment No. 1 amends and supplements Items 4, 6 and 7 of the initial Schedule 13D jointly filed on January 29, 2004 (the “Schedule 13D”), by (1) Lightyear PBI Holdings, LLC, a Delaware limited liability company (“Holdings”), (2) The Lightyear Fund, L.P., a Delaware limited partnership, (3) The Lightyear Co-Invest Partnership, L.P., a Delaware limited partnership, (4) Lightyear Fund GP, LLC, a Delaware limited liability company, (5) Marron & Associates, LLC, a Delaware limited liability company and (6) Mr. Donald B. Marron, an individual (collectively, the “Reporting Persons”), relating to the Common Stock, no par value (the “Common Stock”), of Private Business, Inc., a Delaware corporation (the “Company”). Unless otherwise indicated, capitalized terms used herein have the definitions given to them in the Schedule 13D.

This Amendment No. 1 is filed pursuant to the Joint Filing Agreement, dated January 27, 2004, attached to the Schedule 13D as Exhibit 99.1, which is incorporated herein by reference.

1. ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

Item 4. Purpose of Transaction

On October 20, 2005, the Company, CSL Acquisition Corporation (“PBiz Sub”), a Tennessee corporation and a wholly owned subsidiary of the Company, Captiva Solutions, LLC (“Captiva”), a Georgia limited liability company, and certain members of Captiva have entered into an Agreement and Plan of Merger (the “Merger Agreement”), which provides, among other things, for Captiva to merge into PBiz Sub, upon the terms and subject to the conditions set forth therein.

Concurrent with the execution and delivery of the Merger Agreement, Holdings and Captiva entered into a Voting Agreement, dated as of October 20, 2005 (the “Voting Agreement”), which is described in Item 6.

The descriptions of the Merger Agreement and the Voting Agreement contained in this Amendment No. 1 are qualified in their entirety by reference to such agreements, which are incorporated by reference as Exhibits 99.6 and 99.7 hereto, respectively.

CUSIP No. 74267D203	Page 3 of 6

2. ITEM 6 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to the Voting Agreement, and subject to the terms, conditions and exceptions contained therein, Holdings has agreed that prior to the Termination Date (as defined below), Holdings irrevocably and unconditionally agrees that from and after the date of the Voting Agreement and until the earliest to occur of (a) the Effective Time (as defined in the Merger Agreement), (b) the termination of the Merger Agreement in accordance with its terms (the “Expiration Time”) and (c) the termination of the Voting Agreement in accordance with Section 5.2 thereof (the date of any such event, the “Termination Date”), at any meeting (whether annual or special, and at each adjourned or postponed meeting) of shareholders, however called, Holdings will (x) appear at each such meeting or otherwise cause its Owned Shares (as defined below) to be counted as present thereat for purposes of calculating a quorum, and (y) vote, or cause to be voted at such meeting, all of Holdings’ shares of Series A Preferred Stock Beneficially Owned (as defined in the Voting Agreement) by Holdings as of the relevant time and any shares of Company Common Stock that Holdings receives upon exercise of its Warrants prior to the relevant time (together, the “Owned Shares”) (i) to approve the Merger Agreement, together with the transactions contemplated thereby, (ii) approve the Private Business, Inc. 2005 Long-Term Equity Incentive Plan, (iii) against any proposal made in opposition to, or in competition or inconsistent with, the transactions expressly contemplated by the Merger Agreement, including the adoption thereof, (iv) against any action or agreement that Lightyear knows would result in a breach of any representation, warranty, covenant or agreement of the Company under the Merger Agreement, (v) against any liquidation or winding up of the Company, (vi) against any action or agreement that Lightyear knows would, or knows would be reasonably likely to, result in any condition to the consummation of the merger set forth in Article Six of the Merger Agreement not being fulfilled, or knows would materially adversely affect the ability of the Company to consummate the transactions contemplated by the Merger Agreement by the dates set forth in Section 7.1 of the Merger Agreement, and (vii) in favor of any other matter contemplated by the Merger Agreement that is relating to and necessary for the consummation of the transactions contemplated by the Merger Agreement.

The Voting Agreement will terminate without further action at the Expiration Time. Also, the Voting Agreement may be terminated and the rights and obligations contemplated by the Voting Agreement may be abandoned at any time prior to the Expiration Time by Holdings, upon written notice to Captiva, if the board of directors of the Company withdraws, modifies or amends its recommendation that the Company shareholders vote in favor of the transactions contemplated by the Merger Agreement (or publicly announce any intention to do so).

The description of the Voting Agreement contained in this Amendment No. 1 is qualified in its entirety by reference to such agreement, which is incorporated by reference as Exhibit 99.7 hereto.

CUSIP No. 74267D203	Page 4 of 6

3. ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

Item 7. Material to be Filed as Exhibits

Exhibit 99.6	Agreement and Plan of Merger, dated October 20, 2005, by and among Private Business, Inc., CSL Acquisition Corporation, Captiva Solutions, LLC and certain members of Captiva Solutions, LLC (incorporated by reference from Exhibit 2.1 to Private Business, Inc.’s Current Report on Form 8-K filed on October 25, 2005).

Exhibit 99.7	Voting Agreement, dated October 20, 2005, by and among Lightyear PBI Holdings, LLC and Captiva Solutions, LLC.

CUSIP No. 74267D203	Page 5 of 6

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: October 31, 2005

LIGHTYEAR PBI HOLDINGS, LLC

By:	/s/ Timothy J. Kacani
Name:	Timothy J. Kacani
Title:	Manager

THE LIGHTYEAR FUND, L.P.

	By:	Lightyear Fund GP, LLC,
its general partner

	By:	Marron & Associates, LLC,
its sole member

	By:	/s/ Timothy J. Kacani
	Name:	Timothy J. Kacani,
Attorney-in-Fact
for Donald B. Marron

THE LIGHTYEAR CO-INVEST PARTNERSHIP, L.P.

	By:	Lightyear Fund GP, LLC,
its general partner

	By:	Marron & Associates, LLC,
its sole member

	By:	/s/ Timothy J. Kacani
	Name:	Timothy J. Kacani,
Attorney-in-Fact
for Donald B. Marron

CUSIP No. 74267D203	Page 6 of 6

LIGHTYEAR FUND GP, LLC

	By:	Marron & Associates, LLC,
its sole member

	By:	/s/ Timothy J. Kacani
	Name:	Timothy J. Kacani,
Attorney-in-Fact
for Donald B. Marron

MARRON & ASSOCIATES, LLC

By:	/s/ Timothy J. Kacani
Name:	Timothy J. Kacani,
Attorney-in-Fact for
Donald B. Marron

DONALD B. MARRON, an individual

/s/ Timothy J. Kacani
Timothy J. Kacani, Attorney-in-Fact